As furnished to the Securities and Exchange Commission on June 12, 2002

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Dated June 12, 2002

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Credit Suisse Group

Paradeplatz 8, P.O. Box 1, CH 8070 Zurich, Switzerland

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F...X... Form 40-F......

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes...... No...X....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ....N/A...

CREDIT SUISSE

Media Relations

CREDIT SUISSE
P.O. Box 2
CH-8070 Zurich
Tel. +41-1-333 81 02
Fax +41-1-333 60 72
E-mail media.contact@credit-suisse.ch

MEDIA RELEASE

Credit Suisse defines new thrust in domestic private clients business

Zurich, 12 June 2002 – **Credit Suisse Financial Services has defined the new thrust of its private client banking operations in Switzerland. The segmentation between retail and private banking and the corresponding service concepts will be adjusted to suit the higher demands of wealthy private clients. The regional and management structures of its retail and private banking operations will be harmonised to enable optimal cooperation. The reorganisation is expected to boost company results by a further CHF 100 million, in addition to the previously targeted increase of CHF 600 million – 650 million. This will complete the restructuring of Credit Suisse Financial Services.**

At the beginning of 2002, the retail banking and private banking arms of Credit Suisse Group became part of Credit Suisse Financial Services. The first stage of this process within the business unit was the systematic separation of sales (the Corporate & Retail Banking, Private Banking Switzerland, Private Banking International, Insurance, Life & Pensions divisions) from product centres (Finance & Products division, Investment Management division) and operations (Technology & Operations division). This separation created considerable synergies, particularly in the central planning and support areas. The thrust of private banking operations in Switzerland has now been defined in the second stage, as planned. While in the past, Credit Suisse and Credit Suisse Private Banking sometimes vied for the same business in the segment for private clients with assets from roughly CHF 200,000 to CHF 500,000, which was inefficient and led to overlaps, Credit Suisse Financial Services is now aligning the organisational and service concepts systematically to the retail banking and private banking segments.

Retail Banking offers clients the entire product range in the areas of payment transactions, savings, investments, pensions and financing as well as the professional support of advisors at the Credit Suisse locations and at the regional contact centres. **Private Banking** focuses on clients requiring comprehensive and extensive advisory services and complex investment and financing products to meet their financial planning needs. These clients are assigned personal relationship managers who are in a position to consult experts as necessary (pensions, inheritance, taxes, etc.). As a general rule, investable assets of CHF 250,000 mark the boundary between the two segments. To ensure optimal cooperation between the segments, the regional and management structures will be harmonised in both areas. In addition, the experts will be pooled in regional competence centres.

Credit Suisse Financial Services calculates that this second phase of its reorganisation will result in a reduction of 500 positions by the end of 2003 in addition to the 700 – 800 job cuts already announced. These reductions will primarily affect support functions and are expected to occur through natural fluctuation as far as possible. No changes to the network of locations are foreseen in connection with these adjustments. The reorganisation is thus expected to boost company results by a further CHF 100 million, in addition to the previously targeted increase of CHF 600 million – 650 million.

The implementation of the resulting adjustments, which will enter into force at the end of 2002, marks the conclusion of the reorganisation of Credit Suisse Financial Services.

Contact:

Credit Suisse Media Relations	Tel. +41 1 333 81 02
Credit Suisse Group Media Relations	Tel. +41 1 333 88 44

Internet: www.credit-suisse.com

Credit Suisse Financial Services is a leading provider of comprehensive financial services in Europe and other selected markets. Under the brands Credit Suisse and Winterthur, it offers investment products, private banking and financial advisory services, including insurance and pension solutions, for private and corporate clients. The Private Banking business area specialises in providing personal investment advice and professional asset management for discerning private clients. Credit Suisse Financial Services is a business unit of Credit Suisse Group, which employs around 80,000 staff worldwide.

Cautionary statement regarding forward-looking information

This press release contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to our plans, objectives or goals; our future economic performance or prospects; the potential effect on our future performance of certain contingencies; and assumptions underlying any such statements.

Words such as believes, anticipates, expects, intends and plans and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable laws.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include (i) market and interest rate fluctuations; (ii) the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations in particular; (iii) the ability of counterparties to meet their obligations to us; (iv) the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations; (v) political and social developments, including war, civil unrest or terrorist activity; (vi) the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations; (vii) the ability to maintain sufficient liquidity and access capital markets; (viii) operational factors such as systems failure, human error, or the failure to properly implement procedures; (ix) actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations; (x) the effects of changes in laws, regulations or accounting policies or practices; (xi) competition in geographic and business areas in which we conduct our operations; (xii) the ability to retain and recruit qualified personnel; (xiii) the ability to maintain our reputation and promote our brands; (xiv) the ability to increase market share and control expenses; (xv) technological changes; (xvi) the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users; (xvii) acquisitions, including the ability to integrate successfully acquired businesses; and (xviii) our success at managing the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive; when evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the risks identified in our Form 20-F and reports on Form 6-K filed with the US Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP

By: D. Frick
Name: David Frick
Title: Managing Director

By: [illegible]
Name: Karin Ehrenbold-Jung
Title: Managing Director

Dated: June 12, 2002